Exhibit 99.3

FORM 51-102F3

Material Change Report

Item 1             Name and Address of Company

Hydrogenics Corporation (“Hydrogenics” or the “Company”)
5985 McLaughlin Road
Mississauga, Ontario  L5R 1B8

Item 2             Date of Material Change

August 9, 2010

Item 3             Press Release

A press release was issued by Hydrogenics and disseminated via GlobeNewswire on August 9, 2010.

Item 4             Summary of Material Change

Hydrogenics announced today that it has entered into a strategic alliance with CommScope, Inc. of North Carolina (“CommScope”), a subsidiary of CommScope, Inc., that calls for the development and distribution of specialized fuel cell power systems and, in addition, includes an equity investment in Hydrogenics.

Item 5             Full Description of Material Change

Hydrogenics announced today that it has entered into a strategic alliance with CommScope that calls for the development and distribution of specialized fuel cell power systems and, in addition, includes an equity investment in Hydrogenics. Pursuant to the strategic alliance CommScope and Hydrogenics will jointly develop next-generation power modules, for telecom-related backup power applications, to be incorporated by CommScope in its products sold to its customer base worldwide.

CommScope and Hydrogenics have entered into a subscription agreement (the “Subscription Agreement”) that provides for the purchase by CommScope and the issuance by Hydrogenics of common shares in four tranches. For the first tranche, CommScope will invest approximately US$3,237,046 for common shares (representing approximately 19.98% of the current and issued outstanding shares) (the “Tranche I Shares”), which are to be issued at a 10% discount to the volume weighted average price on Nasdaq Global Market (the “NASDAQ”) for the five trading days immediately prior to the date the agreement is entered into (the “VWAP”). For the second tranche, CommScope will invest approximately US$762,954 for common shares (representing approximately 4.71% of the current and issued outstanding shares) (the “Tranche II Shares”), which are to be issued at a 10% discount to the VWAP. For the third tranche, CommScope will invest approximately US$2,000,000 for common shares (representing approximately 11.11% of the current issued and outstanding shares) (the “Tranche III Shares”), which are to be issued at the VWAP. For the fourth tranche, CommScope will invest approximately US$2,500,000 for common shares (representing approximately 13.89% of the current issued and outstanding shares) (the “Tranche IV Shares” and together with the Tranche I Shares, the Tranche II Shares and the Tranche III Shares, the “Subscription Shares”), which are to be issued at the VWAP.

Conditions

Subject to the satisfaction of the closing conditions, including approval from the Toronto Stock Exchange and NASDAQ, the closing of the issuance of the Tranche I Shares will occur shortly after the Subscription Agreement is entered into. The closing of the issuance of the Subscription Shares will also be conditional upon, among other things, (i) the representations and warranties of both Hydrogenics and CommScope set forth in the Subscription Agreement continuing to be true at the respective closings; (ii) the covenants to be performed by both Hydrogenics and CommScope before the respective closings having been performed; (iii) the IP License Agreement (described below) having been entered into; and (iv) General Motors Holdings, LLC waiving its preemptive right pursuant to the Governance Agreement with Hydrogenics dated October 16, 2001.

The closing of the issuances of the Tranche II Shares, the Tranche III Shares and the Tranche IV Shares will also be conditional upon, among other things, (i) Hydrogenics shareholder approval, which must be obtained within 60 days of the date of the Subscription Agreement; and (ii) no triggering event having occurred under the IP License Agreement (described below).

The closing of the issuance of the Tranche III Shares and the Tranche IV Shares will also be conditional upon, among other things, the satisfaction of certain product development milestones with respect to the Company’s fuel cell business to be set out in the Subscription Agreement, which are expected to occur in the third quarter of 2011. No assurance can be provided that such product development milestones will be achieved by Hydrogenics.

Participation Rights

The Subscription Agreement provides that subject to the receipt of all applicable regulatory approvals and satisfaction of all applicable regulatory requirements, CommScope will have “participation rights” from the date of the closing of the issuance of the Tranche I Shares until the 12 month anniversary of the closing of the issuance of the Tranche IV Shares. During this period, if the Company sells, offers to sell, issues or otherwise disposes of any equity securities or securities convertible or exchangeable into equity securities, for cash, CommScope shall have the option to acquire in such offering (on an unregistered basis) such number of offered securities necessary in order to maintain CommScope’s percentage ownership of issued common shares that is the same as the percentage ownership of issued common shares owned by CommScope immediately prior to giving effect to such offering. This participation right will not apply to the issuance by the Company of (i) securities to its directors, officers or employees; (ii) securities upon the conversion of securities convertible or exercisable into equity securities (including the Company’s warrants); (iii) securities offered as part of a bona fide public offering; (iv) equity securities issued as a stock dividend; (v) securities issued in connection with an acquisition, merger, business combination, tender offer, take-over bid, arrangement, asset purchase transaction, joint venture or similar transaction (other than with respect to third party financing in connection therewith); or (vi) securities for consideration other than cash (each, an “Excluded Issuance”).

Board Observer Right

The Subscription Agreement provides that upon the closing of the issuance of the Tranche II Shares and for so long thereafter as CommScope or an affiliate owns at least 20% of the outstanding common shares of the Company (which, for greater certainty, does not include any Tranche III Shares or Tranche IV Shares prior to issuance pursuant to the terms of the Subscription Agreement), CommScope will have the right to designate one individual who is an officer or director of CommScope or an affiliate as a non-voting observer to the board of directors of the Company. The board observer right will not expire upon the reduction of Company’s ownership of outstanding common shares below 20% if such reduction results solely from an Excluded Issuance.

Product Development Milestones and Reporting

The Subscription Agreement provides that the Company will use commercially reasonable efforts to complete in full on a timely basis each of the product development milestones with respect to the Company’s fuel cell business set forth in the Subscription Agreement. Promptly after the Company becomes aware of an event or circumstance that is reasonably likely to materially impair the ability of the Company to complete in full and on a timely basis any of such milestones, the Company will provide written notice (an “Impairment Notice”) to CommScope specifying in detail such event or circumstance.

Promptly after the Company or its senior management becomes aware of an event or circumstances that is, or is reasonably likely to become, a triggering event with respect to the intellectual property license agreement (discussed below), the Company shall provide written notice to CommScope specifying the details of such event or circumstance.

Limitation on Issuance of Common Shares

Under the terms of the Subscription Agreement, as long as certain warrants of Hydrogenics are outstanding, Hydrogenics will not issue common shares to CommScope to the extent (but only to the extent) that CommScope would beneficially own more than 50% of the outstanding common shares of Hydrogenics and the aggregate purchase price will be reduced in proportion to the decrease in the number of common shares to be issued to CommScope.

Adjustments on a Share Reorganization or Recapitalization

If at any time after the closing of the first tranche and prior to the closings of the second, third or fourth tranches, as applicable, the Company, (i) subdivides or redivides its outstanding common shares or (ii) reduces, combines or consolidates it outstanding common shares (collectively, a “Share Reorganization”), then the number of Tranche II Shares, Tranche III Shares or Tranche IV Shares, as applicable, subscribed for and to be issued at the applicable closing will be adjusted as of the date of the Share Reorganization such that CommScope will receive at the closing of the applicable tranche the same proportion of shares as if the closing of the applicable tranche had occurred without any Share Reorganization.

If at any time after the closing of the first tranche and prior to the closings of the second, third or fourth tranches, as applicable, (i) a reclassification or redesignation of the common shares of the Company or a change of the common shares of the Company into other shares or securities or (ii) a consolidation, amalgamation arrangement or merger of the Company with or into another body corporate (any of such events being a “Recapitalization”) occurs, after the effective date of the Recapitalization CommScope shall be entitled to receive upon payment by CommScope of the applicable price for the Subscription Shares, and shall accept for the same consideration, in lieu of the number of common shares to which CommScope was entitled upon the closing of the applicable tranche, the kind and aggregate number of shares, other securities, cash or property resulting from the Recapitalization which CommScope would have been entitled to receive as a result of the Recapitalization if, on the effective date thereof, CommScope had been the registered holder of the number of common shares which it was entitled to purchase upon the closing of the applicable tranche.

Indemnification

The Subscription Agreement provides that the Company shall indemnify CommScope, its affiliates and any of their respective directors, officers or representatives (collectively, the “CommScope Indemnified Parties”) from and against all losses incurred by the CommScope Indemnified Parties arising out of or relating to (a) any breach of any representation or warranty made by the Company contained in the Subscription Agreement or any other agreement delivered pursuant to the Subscription Agreement, (b) any breach of any covenant or agreement by the Company contained in the Subscription Agreement and (c) any claims relating to the Subscription Agreement asserted against the CommScope Indemnified Parties by a third-party who has a contractual relationship with the Company as of the date hereof. Except in the case of fraud, willful breach or willful misconduct, for claims resulting from a breach of a representation or a covenant, the maximum liability of the Company will not exceed the proceeds received from CommScope. In an intellectual property license agreement (described below), the Company also provides an indemnity to CommScope for any losses suffered by CommScope resulting from a third-party claim that the intellectual property licensed pursuant to the agreement  infringes, misappropriates, or otherwise violates the intellectual property of a third party.

IP Agreements

The Subscription Agreement provides that upon the closing of the issuance of the Tranche I Shares, the Company and CommScope will enter into an intellectual property license agreement (the “IP License Agreement”) pursuant to which (and subject to certain limitations) the Company will grant to CommScope a fully-paid and royalty-free, perpetual, irrevocable, transferable (but only to a purchaser of

CommScope’s business or substantially all of the assets to which the license pertains), worldwide nonexclusive license to the intellectual property owned, in whole or in part, by the Company that is necessary or useful to make, have made, use, sell and offer for sale the product(s) the development of which is to be funded by the proceeds from the sale of the Subscription Shares (the “Product IP”) in order to make or use any product(s) the development of which is funded by the proceeds from the sale of the Subscription Shares, for the purposes of CommScope’s business as conducted on the closing of the issuance of the Tranche I Shares or as it will be conducted after the Company completes milestone “3” set forth in Schedule B to the Subscription Agreement (the “Field of Use”). Such license is only exercisable by CommScope upon the occurrence of any one or more of the following triggering events:

1.     the insolvency of the Company or the commencement of any proceeding (except for a proceeding brought by CommScope or one of its affiliates) or the issuance of any judgment of a court of competent jurisdiction against the Company seeking to adjudge the Company bankrupt or insolvent;

2.     the Company provides CommScope with an Impairment Notice which is not cured by the Company within 45 days;

3.     the Company exits the fuel cell business;

4.     the Company enters into a definitive agreement which, if consummated, would result in the Company being sold to a competitor of CommScope; or

5.     the Company is prohibited (or subject to material financial penalty) by applicable law, rule, regulation, decree or contract from completing the product development milestones set forth in Schedule B to the Subscription Agreement in full and on a timely basis.

The IP License Agreement also provides that the Company will not encumber the Product IP, and within 60 days of the closing of the issuance of the Tranche I Shares the Company and CommScope will enter into an escrow agreement in form and substance satisfactory to the Company and CommScope (the “IP Escrow Agreement”). Pursuant to the IP Escrow Agreement, the Company will place in escrow all written and electronic materials (including source code thereto) relating to the Product IP licensed pursuant to the IP License Agreement, including the materials listed in the IP License Agreement (the “Escrowed Materials”), and update the deposited Escrow Materials in accordance with the Escrow Agreement. The Escrowed Materials will be released to CommScope upon the occurrence of a triggering event described above. The cost of placing into escrow of the Escrow Materials and maintaining them throughout the duration of the escrow shall be shared by the Company and CommScope.

The Subscription Agreement also provides that if the Company is unable or unwilling to provide products at prices less than or equal to the prices that have been specified in a schedule to the Subscription Agreement, and a triggering event has not occurred, the Company and CommScope will enter into a royalty-bearing intellectual property license agreement, on terms that are fair, reasonable and nondiscriminatory to both parties, which will provide CommScope with a perpetual, irrevocable, transferable

(but only to a purchaser of CommScope’s business or substantially all of the assets to which the license pertains), worldwide, nonexclusive license to make, have made, use, sell and offer for sale products within the Field of Use.

Item 6             Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7             Omitted Information

Not applicable.

Item 8             Executive Officer

For further information, contact:

Lawrence Davis, Chief Financial Officer

Hydrogenics Corporation
5985 McLaughlin Road
Mississauga, Ontario  L5R 1B8

Telephone:	(905) 361-3633
Fax:	(905) 361-3626

Item 9             Date of Report

August 9, 2010